Exhibit A-8
(Unaudited)

Nicor Energy Ventures Company
Consolidating Balance Sheet
December 31, 2002
(Millions)

	Nicor Energy Ventures Company	Nicor Enerchange L.L.C.	Nicor Energy Services Company	Other Subsidiaries	Adjustments and Eliminations	Consolidated
ASSETS						
Current assets						
Cash and cash equivalents	$ —	$ 3.4	$ 12.0	$ 1.2	$ —	$ 16.6
Short-term investments, at cost which approximates market	—	—	—	0.4	—	0.4
Receivables	—	45.8	5.3	1.1	—	52.2
Gas in storage	—	33.7	—	—	—	33.7
Other	—	1.1	0.8	0.1	—	2.0
	—	84.0	18.1	2.8	—	104.9
Investments in continuing subsidiaries	16.3	—	—	—	(16.3)	—
Property, plant and equipment, at cost	0.8	1.4	3.2	—	—	5.4
Less accumulated depreciation	0.5	0.2	0.3	—	—	1.0
	0.3	1.2	2.9	—	—	4.4
Other assets	3.0	—	3.4	—	—	6.4
	$ 19.6	$ 85.2	$ 24.4	$ 2.8	$ (16.3)	$ 115.7
LIABILITIES AND CAPITALIZATION						
Current liabilities						
Short-term borrowings	$ 1.7	$ 25.3	$ 0.3	$ 11.4	$ —	$ 38.7
Accounts payable	—	48.3	5.4	1.0	—	54.7
Other	0.2	0.5	5.4	(6.4)	—	(0.3)
	1.9	74.1	11.1	6.0	—	93.1
Deferred credits and other liabilities						
Deferred income taxes	—	—	—	2.0	—	2.0
Other	—	—	2.7	0.2	—	2.9
	—	—	2.7	2.2	—	4.9
Capitalization						
Common stock	8.4	—	5.2	7.2	(12.4)	8.4
Paid-in capital	3.8	0.8	3.0	—	(3.8)	3.8
Retained earnings	5.4	10.2	2.4	(12.6)	—	5.4
Accum. other comprehensive income	0.1	0.1	—	—	(0.1)	0.1
	17.7	11.1	10.6	(5.4)	(16.3)	17.7
	$ 19.6	$ 85.2	$ 24.4	$ 2.8	$ (16.3)	$ 115.7

Note: Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc. consolidated assets or consolidated revenue.